SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West
15th Floor
Montreal, Quebec
Canada H3G 1T4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F ✓_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release concerning officer changes dated July 9, 2014.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

PRESS RELEASE

Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/newsroom
CGI announces senior management appointment
Montréal, Quebec, July 9, 2014 -  CGI Group Inc. (CGI) (TSX: GIB.A) (NYSE: GIB) announced today that, effective October 1, 2014, Francois Boulanger currently Senior Vice-president and Corporate Controller will assume the position of Executive-Vice President and Chief Financial Officer. This follows the planned retirement of R. David Anderson, who will stay on in an advisory capacity through the end of January, 2015.

"As CFO since 2006, David has been a key member of our leadership team, and in the execution of our build and buy profitable growth strategy, resulting in CGI becoming a world leader with over $10 billion dollars in annual revenue," said Michael E. Roach, President and Chief Executive Officer. "As a leader, David’s lasting contributions go well beyond the financial organization into all areas of our business operations and culture."

David Anderson added: "I would like to personally thank the Board of Directors, CGI Founders Serge Godin and André Imbeau as well as Michael Roach for the privilege of serving as CFO of this great company since 2006. Throughout my tenure at CGI and as CFO, I am proud to be part of a talented team that’s aligned, committed and focused on the realization of the CGI dream."

François Boulanger has more than 25 years of experience in the technology and services industry. He joined CGI 16 years ago, and since held a number of senior finance roles, before being named corporate controller in 2006.

“Francois’ professional experience, his intimate knowledge of CGI and his industry background make him well-suited for this key leadership position,” added Michael Roach. “We look forward to the continued contribution he will make as he leads our global financial team worldwide.”

Francois Boulanger will join the CGI Executive Committee and report to Michael E. Roach, President and Chief Executive Officer.

About CGI
Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 68,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance, infrastructure management, as well as a wide range of proprietary solutions. With annual revenue in excess of C$10 billion and an order backlog exceeding C$19 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.
For more information:
Investors and Media
Lorne Gorber
Senior Vice-President, Global Communications and
Investor Relations
lorne.gorber@cgi.com
+1 514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.
(Registrant)

Date: July 9, 2014	By	/s/ Benoit Dubé
Name: Benoit Dubé
Title: Executive Vice-President and
Chief Legal Officer